AirJoule Technologies Corporation

34361 Innovation Drive
Ronan, Montana 59864

November 19, 2025

Via EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	AirJoule Technologies Corporation

Registration Statement on Form S-3

Filed November 14, 2025

File No. 333-291527

To whom it may concern:

Pursuant to Rule 461(a) under the Securities Act of 1933, as amended, AirJoule Technologies Corporation (the “Company”) hereby respectfully requests that the effective date of the Company’s Registration Statement on Form S-3 (File No. 333-291527) be accelerated by the Securities and Exchange Commission to 4:05 p.m., Eastern Time, on November 21, 2025 or as soon as practicable thereafter.

The Company requests that it be notified of such effectiveness by a telephone call to Ryan Maierson of Latham & Watkins LLP at (713) 546-7420 or to John Greer of Latham & Watkins LLP at (713) 546-7472 and that such effectiveness also be confirmed in writing.

Sincerely,

/s/ Chad W. MacDonald
Name:	Chad W. MacDonald
Title:	Chief Legal Officer

cc:	Matthew B. Jore, Chief Executive Officer, AirJoule Technologies Corporation
Ryan Maierson, Latham & Watkins LLP John Greer, Latham & Watkins LLP